UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 28, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated December 21, 2018, regarding the completion of transfer of shares held by Fintur Holdings B.V. in Kcell JSC.

Istanbul, December 21, 2018

Announcement Regarding the Completion of Transfer of Shares Held by Fintur Holdings B.V. in Kcell JSC

With reference to our announcement dated December 12, 2018, our subsidiary Fintur Holdings B.V.* (“Fintur”), in which we hold 41.45% stake, has completed the transfer of its 51% total shareholding in Kcell JSC (“Kcell”) established in Kazakhstan to Kazakhtelecom JSC (“Kazakhtelecom”) established in Kazakhstan, a fixed line operator controlled by the government of the Republic of Kazakhstan through the sovereign wealth fund Samruk-Kazyna today. The buyer has performed the payment to Fintur.

Pursuant to closing adjustments, the transaction implies an enterprise value of US$ 771 million for 100% shares. This corresponds to an EV/EBITDA multiple of 5.0 times based on the last twelve months EBITDA as per September 2018.

*Fintur Holdings B.V. is currently 41.45% owned by Turkcell and 58.55% by Telia Company. Fintur is classified as “assets held for sale” in our financials.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 28, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 28, 2018	By:	/s/ Osman Yılmaz
	Name:	Osman Yılmaz
	Title:	Chief Financial Officer